UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Protection One, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number)

Henry Ormond

Quadrangle Group LLC

375 Park Avenue, 14th Floor

New York, NY 10152

(212) 418-1700

Copy to:

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663403

1.	Names of Reporting Persons POI Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,803,887

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,803,887

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the foregoing percentage is based on 25,306,913 shares of common stock, par value $0.01 per share (the “Common Stock” or “shares”) of Protection One, Inc. (“POI”) outstanding as of March 10, 2008.

1.	Names of Reporting Persons Quadrangle Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%**

14.	Type of Reporting Person (See Instructions) PN

*               All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners LP may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

**          The calculation of the foregoing percentage is based on 25,306,913 shares of Common Stock outstanding as of March 10, 2008.

1.	Names of Reporting Persons Quadrangle Capital Partners-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%**

14.	Type of Reporting Person (See Instructions) PN

*                 All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners-A LP may be deemed to have beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

**          The calculation of the foregoing percentage is based on 25,306,913 shares of Common Stock outstanding as of March 10, 2008.

1.	Names of Reporting Persons Quadrangle Select Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%**

14.	Type of Reporting Person (See Instructions) PN

*                 All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Select Partners LP may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C.  However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

**          The calculation of the foregoing percentage is based on 25,306,913 shares of Common Stock outstanding as of March 10, 2008.

1.	Names of Reporting Persons Quadrangle GP Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%**

14.	Type of Reporting Person (See Instructions) PN

*                 All shares are held by POI Acquisition, L.L.C.  Quadrangle GP Investors LP is the general partner of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.

**          The calculation of the foregoing percentage is based on 25,306,913 shares of Common Stock outstanding as of March 10, 2008.

1.	Names of Reporting Persons Quadrangle GP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%**

14.	Type of Reporting Person (See Instructions) OO

*                 All shares are held by POI Acquisition, L.L.C.  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LLC disclaims beneficial ownership of the shares held by POI Acquisition, L.L.C.  The managing members of Quadrangle GP Investors LLC are Steven Rattner, Peter R. Ezersky, Michael Huber, Gordon Holmes, Jeffrey Nordhaus, Daniel Rosensweig, Edward Sippel and Joshua L. Steiner.  The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the 11,803,887 shares held by POI Acquisition, L.L.C.  However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

**          The calculation of the foregoing percentage is based on 25,306,913 shares of Common Stock outstanding as of March 10, 2008.

This Amendment No. 4 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC (together, the “Quadrangle Entities”), Quadrangle Master Funding Ltd and Quadrangle Debt Recovery Advisors LP (together, the “Monarch Entities”) originally filed on February 17, 2004, amended pursuant to Amendment No. 1 to Schedule 13D filed on November 18, 2004, Amendment No. 2 to Schedule 13D filed on February 18, 2005, and Amendment No. 3 to Schedule 13D filed on April 10, 2007 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc. (“POI”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1.	Security and Issuer
No Change.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

Separation of the Monarch Entities

In January 2008, the Monarch Entities announced their separation from Quadrangle Group LLC (“Quadrangle”).  As part of the separation, Quadrangle Debt Recovery Advisors LP changed its name to Monarch Alternative Capital LP (“Monarch”) and the Monarch Entities began independent operations.  This Amendment No. 4 to Schedule 13D removes the Monarch Entities and is jointly filed by the Quadrangle Entities only.  Affiliates of Quadrangle and Monarch remain parties to the Amended and Restated Stockholders Agreement, dated as of April 2, 2007, pursuant to which each entity has agreed, among other things, to vote in favor of director nominees proposed by the other party.  As a result, subject to the maintenance of a certain threshold of ownership in POI, the Quadrangle Entities will be able to direct the election of three POI directors (which number may be increased to five under certain circumstances) and the Monarch Entities will be able to direct the election of two POI directors.

Item 3.	Source and Amount of Funds or Other Consideration
No Change.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 2 of this Amendment, which is herein incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D and in Item 2 is incorporated herein by reference.

(c)                                  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Item 2 or on Schedules 1, 2 and 3 has engaged in any transaction during the past 60 days in, any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 2 of this Amendment, which is herein incorporated by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 10

Amended and Restated Joint Filing Agreement, dated as of May 6, 2008, by and among POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008

POI ACQUISITION, L.L.C.

By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:		Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member